Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our interim consolidated financial statements and the notes to such financial statements, which are included in this Report on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2024, or the Annual Report, including the consolidated annual financial statements as of December 31, 2024, and their accompanying notes included therein, filed with the Securities and Exchange Commission, or the SEC, on April 24, 2025.

Unless otherwise indicated, all references to the terms “we”, “us”, “our”, “SciSparc”, “the Company” and “our Company” refer to SciSparc Ltd. and its majority or wholly-owned subsidiaries. References to “Ordinary Shares, and “warrants” refer to the ordinary shares, and warrants, respectively, of SciSparc.

We report financial information under International Financial Reporting Standards, as issued by the International Accounting Standards Board and none of the financial statements were prepared in accordance with generally accepted accounting principles in the United States.

References to “U.S. dollars,” “USD” and “$” are to currency of the United States of America, and references to “NIS” are to New Israeli Shekels. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented herein are translated using the rate of NIS 3.372 to $1.00, the exchange rate reported by the Bank of Israel on June 30, 2025.

On June 24, 2025, the Company announced its intent to effect a one-for-twenty one (1-for-21) reverse share split (the “Reverse Share Split”) of the Company’s issued and outstanding ordinary shares, no par value per share (the “Ordinary Shares”), which became effective at the market open on July 3, 2025. The Reverse Share Split was approved by the Company’s shareholders at the Company’s Annual General Meeting of Shareholders held on October 23, 2024, to be effected at the board of directors’ discretion within the approved parameters. The authorized share capital of the Company was not adjusted and consists of 2,000,000,000 Ordinary Shares without par value.

Consequently, share numbers, share prices, and exercise prices have been retroactively adjusted in this Management’s Discussion and Analysis of Financial Condition and Results of Operation for all periods presented. In October 2025, the Company sold its holding in Scisparc Nutraceuticals Inc. (“SciSparc Nutraceuticals”) to Neurothera Labs Inc. (“NeuroThera”). Additionally, in October 2025, the Company sold all of its pharmaceutical assets. The financial results presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operation do not give effect to the transaction with NeuroThera.

Forward-Looking Statements

The following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our ability to raise capital through the issuance of additional securities and ability to continue as a going concern;

●	our ability to advance the development our product candidates, including the anticipated starting and ending dates of our anticipated clinical trials;

●	our assessment of the potential of our product candidates to treat certain indications;

●	our ability to successfully receive approvals from the U.S. Food and Drug Administration, or other regulatory bodies, including approval to conduct clinical trials, the scope of those trials and the prospects for regulatory approval of, or other regulatory action with respect to our product candidates, including the regulatory pathway to be designated to our product candidates;

●	the regulatory environment and changes in the health policies and regimes in the countries in which we operate, including the impact of any changes in regulation and legislation that could affect the pharmaceutical industry;

●	our ability to commercialize our existing product candidates and future sales of our existing product candidates or any other future potential product candidates;

●	our ability to meet our expectations regarding the commercial supply of our product candidates;

●	our ability to integrate successfully our e-Commerce business of the WellutionTM brand, which focuses on the sale of hemp-based products on Amazon Marketplace through our subsidiary, NeuroThera in which we hold a controlling interest, and which holds our controlling interest in SciSparc Nutraceuticals;

●	our ability to list NeuroThera on a national U.S. stock exchange and realize the anticipated benefits of the acquisition;

●	NeuroThera’s ability to comply with its disclosure obligations and TSXV annual and interim filing deadlines;

●	our rights as a shareholder of NeuroThera are governed by Canadian law (including applicable provincial corporate and securities laws) and TSXV policies, which differ in material respects from the rights and responsibilities of shareholders of U.S. companies;

●	our ability to comply with continued listing requirements and standards of Nasdaq;

●	the overall global economic environment;

●

general market, political and economic conditions in the countries in which we operate including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	litigation; and

●	those factors referred to in “Item 3. Key Information – D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of the Annual Report as well other factors in the Annual Report.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in the Annual Report. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

Overview

We are a specialty clinical-stage pharmaceutical company. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid therapies. With this focus, through our majority owned subsidiary NeuroThera, we are currently engaged in the following development programs based on Δ9-tetrahydrocannabinol (“THC”), and/or non-psychoactive cannabidiol (“CBD”), and/or other cannabinoid receptors, agonists: SCI-110 for the treatment of Tourette syndrome (“TS”), and for the treatment of Alzheimer’s disease and agitation; and SCI-210 for the treatment of Autism Spectrum Disorder (“ASD”), and Status Epilepticus (“SE”). We also have a majority-owned subsidiary, held by NeuroThera, whose business focuses on the sale of hemp seed oil-based products and others on Amazon Marketplace.

SCI-110 is a proprietary drug candidate based on two components: (1) THC, which is the major cannabinoid molecule in the cannabis plant, and (2) CannAmide™, a proprietary PEA, formulation. PEA is an endogenous fatty acid amide that belongs to the class of nuclear factor agonists, which are molecules that regulate the expression of genes. We believe that the combination of THC and PEA may induce a reaction known as the “sparing effect,” which has strong potential to treat various diseases of the central nervous system such as TS and Alzheimer’s disease and agitation.

SCI-210 is a proprietary drug candidate based on two components: (1) CBD, and (2) CannAmide™. We believe that the combination of CBD and PEA may also induce a sparing effect reaction, which has strong potential to treat various diseases such as ASD and SE.

Recent Developments

Merger Agreement with AutoMax

On April 10, 2024, the Company and AutoMax Motors Ltd. (“AutoMax”) entered into a Merger Agreement, as amended on August 14, 2024, November 26, 2024, March 27, 2025, and May 8, 2025, pursuant to which SciSparc Merger Sub Ltd., an Israeli limited company and our wholly-owned subsidiary was to merge with and into AutoMax, with AutoMax surviving as our wholly-owned subsidiary (the “Merger”). Our Ordinary Shares, as well as pre-funded warrants exercisable into Ordinary Shares, were to be issued to AutoMax’s shareholders at the effective time of the Merger, pursuant to the Exchange Ratio (as defined in the Merger Agreement). Under the Exchange Ratio formula, immediately following the Merger, AutoMax’s shareholders and M.R.M. were expected to own approximately 49.99% of our share capital, on a fully-diluted basis, subject to certain exceptions, and as further defined in the Merger Agreement, and our shareholders were expected to own approximately 50.01% of our share capital, on a fully-diluted basis, subject to certain exceptions. The Merger was unanimously approved by the boards of directors of both companies and by the shareholders of both companies. On August 14, 2024, the parties entered into the Merger Agreement Addendum, pursuant to which the right to terminate the Merger Agreement if the Merger was not consummated by August 30, 2024, was deferred to November 30, 2024. On November 26, 2024, the parties entered into the Merger Agreement Second Addendum, pursuant to which the right to terminate the Merger Agreement, if the Merger was not consummated by November 30, 2024, was deferred to March 31, 2025. On March 27, 2025, the parties entered into the Merger Agreement Third Addendum, pursuant to which the right to terminate the Merger Agreement, if the Merger was not consummated by March 31, 2025, was deferred to September 30, 2025, and the definition of “Exchange Ratio” was revised to remove the rounding to four decimal places of the Exchange Ratio. On May 8, 2025, the parties entered into a fourth addendum to the Merger Agreement, pursuant to which the definition of “Bondholders” was revised to include holders of AutoMax’s Series C Bonds. The Merger was expected to close in the third quarter of 2025, subject to the approval of our shareholders, approval of the AutoMax shareholders, including a separate approval by AutoMax shareholders who are not controlling shareholders of AutoMax or us, and court approval, as well as other customary conditions. On August 28, 2025, we announced that at an adjourned special general meeting of shareholders held on August 26, 2025, our shareholders voted on and approved, among others, the proposed merger with AutoMax. On August 28, 2025, we announced that in its special general meeting, AutoMax’s shareholders voted on and approved the proposed merger with the Company.

During September 2025, and following an investigation by the Israeli Securities Authority and Israeli Police, three senior officials of AutoMax were arrested. Following these events, on October 6, 2025, the Company announced that it entered into a framework agreement with AutoMax to, among other things, mutually terminate the planned Merger Agreement. On October 24, 2025, AutoMax announced that an Israeli court decision, made on October 21, 2025, froze proceedings against AutoMax and appointed a trustee according to an application from local Israeli banks. Following these events, amounts due, in the sum of $4.5 million, under a bridge loan agreement dated January 14, 2024, as amended, and amounts due, in the sum of $1.9 million, under an additional loan agreement, dated February 27, 2025, became due immediately.

The Company has evaluated the probabilities of recuperating the funds extended to AutoMax in respect of the Bridge Loan and the Additional Loan and has determined that there is a 90% probability that the Bridge Loan and the Additional Loan will not be returned to the Company. Accordingly, the Company recognized a loss on impairment of the loans in the amount of $6 million. As of June 30, 2025, the Bridge Loan and the Additional Loan amounts and accrued interest stand at $644 thousand.

Transaction with NeuroThera Labs

On July 8, 2024, we announced that we signed a non-binding letter of intent, as amended (the “MIZA LOI”), to spin off our advanced clinical stage pharmaceutical portfolio and our equity stake in SciSparc Nutraceuticals. The MIZA LOI references a proposed asset and share purchase agreement, the definitive agreement of which is to be negotiated between the Company and Miza III Ventures Inc. (TSXV: MIZA.P) (“Miza”).

On October 9, 2025, the Company entered into an asset and share purchase agreement (the “Agreement”) with Miza, pursuant to which, on the terms and subject to the conditions of the Agreement, the Company will receive a controlling interest in Miza, and transfer to Miza its pharmaceutical portfolio and equity stake of approximately 50.9% in SciSparc Nutraceuticals (the “Target Assets” and the “Transaction”).

The Transaction closed on October 22, 2025, and pursuant to the Agreement, at the closing thereof (the “Closing”) the Company transferred to Miza 59 ordinary shares, or approximately 50.9% of the equity, of SciSparc Nutraceuticals, the intellectual property rights in SciSparc’s pharmaceutical portfolio, and the contracts, permits, pre-paid deposits, books and records, business and technical information, and all other rights, properties and assets necessary to the operation thereto, in consideration for 63,300,000 common shares of Miza, at a deemed price per share of CAD 0.25 (“Miza Common Shares”), 4,000,000 common share purchase warrants exercisable to acquire one Miza Common Share for each warrant at an exercise price of CAD 0.25 for a period of five years from the date of issuance thereof (the “Warrants”), and up to 48,000,000 Miza Common Shares (the “Contingent Rights Shares”) contingent upon the achievement of certain pre-determined milestones (the “Milestones”), representing a post-closing equity interest in Miza of 75% (or up to approximately 84% in the event of the full achievement of the Milestones).

Pursuant to the Agreement, upon the achievement of the Milestones, the Contingent Right Shares will be issued to the Company as follows: (i) 16,000,000 Miza Common Shares will be issued upon the completion of a transaction resulting in the listing of Miza’s securities on either the New York Stock Exchange or the Nasdaq Stock Market LLC (each, a “U.S. Exchange”), or another transaction resulting in the issuance of shares listed on a U.S. Exchange to shareholders of Miza in exchange for their Miza Common Shares (in each case, an “Uplisting Transaction”), if such Uplisting Transaction is completed within twenty-four months from the date of Closing (the “Closing Date”); (ii) 16,000,000 Miza Common Shares will be issued upon the successful raising by Miza, within forty-eight months of the Closing Date in equity and/or debt financing, of an aggregate of US$10 million or more; and (iii) 16,000,000 Miza Common Shares will be issued upon Miza completing a clinical trial within forty-eight months of the Closing Date.

Following the Closing, Miza changed its name to “NeuroThera Labs Inc.” and is expected to be active in both the pharmaceutical and supplemental sectors.

In addition, upon closing of the Transaction, subject to the approval of TSXV, SciSparc, committed CAD 1 million (approximately US$716 thousand) in capital to Miza pursuant to an unsecured convertible note to be entered into, which shall mature on the two-year anniversary of the date of the issuance thereof (the “Maturity Date”) and shall bear interest at the simple rate of 7% per annum. The convertible note will be drawn down by Miza in its sole discretion. On the Maturity Date, the outstanding principal and accrued but unpaid interest under the convertible note shall be convertible into Miza Common Shares, at the sole election of the holder, at a price of CAD 0.25 per share and up to a maximum of 4,000,000 Miza Common Shares (the “Share Cap”), subject to customary anti-dilution adjustments. Upon conversion of the convertible note, for any principal amount or accrued interest not converted into shares due to being in excess of the Share Cap or rounding, Miza will pay the holder of the convertible note a cash amount of such outstanding balance.

MitoCareX Trasnaction

On September 26, 2024, we signed a non-binding letter of intent (the “MitoCareX LOI”), to sell our entire ownership interest in MitoCareX Bio Ltd. (“MitoCareX”), to N2OFF, Inc. (“N2OFF”), a publicly-traded company in the United States which is a related party. On February 25, 2025, the Company entered into a Securities Purchase and Exchange Agreement, as amended (the “SPEA”), together with MitoCareX, Dr. Alon Silberman and Prof. Ciro Leonardo Pierri (together with SciSparc, the “Sellers”), pursuant to which the Sellers agreed to sell their stakes in MitoCareX to N2OFF, thereby resulting in MitoCareX becoming a wholly-owned subsidiary of N2OFF. Pursuant to the terms of the SPEA, in exchange for transferring its holdings in MitoCareX, SciSparc would receive from N2OFF a cash payment of $700,000 and an issuance of N2OFF common stock, par value $0.0001 per share (“N2OFF Common Stock”), representing 16.75% of N2OFF on a fully-diluted basis The SPEA also includes provisions for additional milestones that, upon achievement, may increase the amount of N2OFF Common Stock issued to the Sellers.

On October 20, 2025, upon the satisfaction of the closing conditions of the SPEA, the transaction contemplated thereunder closed (the “MitoCareX Closing”). At the MitoCareX Closing, each of the Sellers transferred their holdings in MitoCareX to N2OFF, thereby resulting in N2OFF holding 100% of the fully-diluted share capital of MitoCareX, and as consideration to the Company, N2OFF transferred $700,000, and issued 490,751 shares of N2OFF Common Stock to the Company, representing 16.75% of N2OFF on a fully-diluted basis.

On August 13, 2024, SciSparc entered into an exclusive patent license agreement (the “License Agreement”), for the out-licensing of its SCI-160 program with Polyrizon Ltd. (“Polyrizon”). Pursuant to the License Agreement, SciSparc granted Polyrizon a royalty-bearing, exclusive, sub-licensable right and license to the SCI-160 platform (the “License”). Pursuant to the License Agreement, SciSparc received 320,000 ordinary shares of Polyrizon, pre-funded warrants to purchase 364,931 ordinary shares of Polyrizon, and common warrants to purchase 2,054,793 ordinary shares of Polyrizon, at an exercise price of $4.38 per share.

On December 30, 2024, pursuant to a share transfer agreement, SciSparc sold all of the Polyrizon ordinary shares and pre-funded warrants held by it, as well as an aggregate of 1,541,096 Polyrizon common warrants to third parties, for aggregate consideration of $770,548. In addition, in consideration for the License, SciSparc will receive royalties from sales related to the SCI-160 platform and income generated from it.

On April 1, 2025, SciSparc entered into a securities purchase agreement with Polyrizon, pursuant to which SciSparc participated in a private placement of Polyrizon, and invested $100,000 (out of an aggregate investment of approximately $17 million), in exchange for ordinary shares and Series A warrants to purchase ordinary shares, of Polyrizon. In addition, SciSparc entered into an exchange agreement with Polyrizon, pursuant to which SciSparc exchanged existing ordinary share warrants of Polyrizon held by it for Series A warrants to purchase ordinary shares of Polyrizon.

Operating Results

Total revenues recognized in the six months ended June 30, 2025, amounted to $461 thousand.

To date, we have not generated revenue from our drug development segment from the sale of any pharmaceutical product candidates, and we do not expect to generate significant revenue in this business within the next year at least. As of June 30, 2025, we had an accumulated deficit of approximately $84 million. Our operating activities are described below under “Operating Expenses.”

Revenues

During the six months ended June 30, 2025, we generated revenues in the amount of $461 thousand, compared to $840 thousand of revenue recorded during the six months ended June 30, 2024. Revenues in the six months ended June 30, 2025, and 2024, were primarily attributable to our subsidiary SciSparc Nutraceuticals (now a subsidiary of NeuroThera), which owns the Wellution™ brand.

Cost of goods sold

The cost of goods sold comprises mainly purchases of Wellution™ brand products, Amazon transaction fees, storage and transportation costs to the Company’s warehouse. The cost of goods sold in the six months ended June 30, 2025, amounted to $100 thousand, compared to $366 thousand of cost of goods sold recorded during the six months ended June 30, 2024.

Operating Expenses

Our current operating expenses consist of two components – research and development expenses, and general and administrative expenses, including sales and marketing expenses through our subsidiary SciSparc Nutraceuticals.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, regulatory and other expenses and clinical studies expenses.

The following table discloses the breakdown of research and development expenses:

	Six month period ended June 30,
	2025	2024
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	154	224
Share-based payments	42	8
Clinical studies	181	117
Research and preclinical studies	129	100
Chemistry and formulations	42	6
Regulatory and other expenses	390	386
Total	938	841

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, share-based compensation expense, professional service fees for accounting, legal, bookkeeping, facilities and other general and administrative expenses.

The following table discloses the breakdown of general and administrative expenses:

	Six month period ended June 30,
	2025	2024
	(unaudited)	(unaudited)
	(in thousands of USD)

Wages and related expenses	226	311
Share-based payment	224	8
Professional and directors’ fees	1,368	1,670
Investor relations and business expenses	54	57
Office maintenance, rent and other expenses	78	68
Regulatory expenses	111	67
Business development	48	53
Total	2,109	2,234

Comparison of the six months ended June 30, 2025 to the six months ended June 30, 2024

Research and Development Expenses, net

Our research and development expenses for the six months ended June 30, 2025, amounted to $938 thousand, representing an increase of $97 thousand, or 11%, compared to $841 thousand for the six months ended June 30, 2024. The increase is primarily due to the increase of $29 thousand in research and pre-clinical studies, $64 thousand in clinical studies, $34 thousand in share-based expenses and $36 thousand in chemistry and formulations, offset in part by a decrease of $70 thousand in wages and related expenses.

General and Administrative Expenses

Our general and administrative expenses totaled $2,109 thousand for the six months ended June 30, 2025, a decrease of $125 thousand, or 9%, compared to $2,234 thousand for the six months ended June 30, 2024. The decrease was primarily attributable to a decrease of $ 302 thousand in professional and directors’ fees, and $85 thousand in wages and related expenses, offset in part by an increase of $216 thousand in share-based payments.

Sales and Marketing Expenses

The sales and marketing expenses are comprised mainly of advertising and promotional rebates on Amazon Marketplace. The sales and marketing expenses in the six months ended June 30, 2025, amounted to $491 thousand, compared to $926 thousand during the six months ended June 30, 2024.

Operating Loss

As a result of the foregoing, our operating loss for the six months ended June 30, 2025, was $2,713 thousand, compared to an operating loss of $3,527 thousand for the six months ended June 30, 2024, a decrease of $814 thousand, or 23%.

Finance Expense and Income

Finance expenses and income consist of revaluation of financial assets presented at fair value, debt instruments presented at fair value, related issuance expenses of debt instruments, interest income on loans provided, interest expenses on loans or debentures received, and bank fees.

We recognized finance expenses, net, for the six months ended June 30, 2025, of $1,058 thousand, representing an increase of $1,109 thousand compared to finance income, net, of $51 thousand for the six months ended June 30, 2024. Finance income is mainly due to changes in the fair value of the warrants we issued in June 2022, and interest from bank deposits and loans to a related party. Finance expenses are mainly due to changes in the fair value of the Company’s financial assets, and interest expenses related to convertible debentures issued during the period.

Loss on impairment of loans

We recognized a loss on impairment of loans, for the six months ended June 30, 2025, of $5,973 thousand, compared to nil thousand for the six months ended June 30, 2024. The reason for the impairment is remeasurement of the loans extended to AutoMax.

Total Comprehensive Loss

Our total comprehensive loss for the six months ended June 30, 2025, was $9.4 million, representing an increase of $5.7 million, or 154%, compared to $3.7 million for the six months ended June 30, 2024.

Liquidity and Capital Resources

Overview

As of June 30, 2025, we had $1.566 million in cash, including short-term restricted deposits and short-term deposits.

The table below presents our cash flows:

	Six months ended June 30,
	2025	2024
	(unaudited)	(unaudited)
	(in thousands of USD)

Net cash used in operating activities	(1,861)	(2,226)

Net cash used in investing activities	(2,101)	(2,308)

Net cash provided by financing activities	3,967	310

Operating Activities

Net cash used in operating activities was $1,861 thousand for the six months ended June 30, 2025, compared with net cash used in operating activities of $2,226 thousand for the six months ended June 30, 2024. The decrease is primarily due to decreases in adjustments to the profit or loss items in the amount of $6,709 thousand, resulting mainly from a loss on impairment of loans in the amount of $5,973 thousand, added to in part by adjustments to the working capital in the amount of $841 thousand, resulting mainly from a decrease in other accounts receivables in the amount of $708 thousand.

Investing Activities

Net cash used in investing activities was $2,101 thousand for the six months ended June 30, 2025, compared with $2,308 thousand for the six months ended June 30, 2024. Net cash used in investing activities for the six months ended June 30, 2025, is due mainly to a loan to AutoMax in the amount of $2,000 thousand. Net cash used in investing activities for the six months ended June 30, 2024 was mainly due to a loan to AutoMax in the amount of $2,400 thousand and our investment in MitoCareX Bio Ltd. in the amount of $600 thousand, offset in part by a reduction short-term bank deposits in the amount of $692 thousand.

Financing Activities

Net cash provided by financing activities was $3,967 thousand in the six months ended June 30, 2025, primarily from proceeds from issuance of convertible debentures in the amount of $3,990 thousand. Net cash provided by financing activities of $2,681 thousand in the six months ended June 30, 2024, primarily from the issuance of share capital in the amount of $2,722 thousand.

Standby Equity Purchase Agreement

On January 21, 2024, the Company entered into a SEPA, as amended on February 26, 2024, with YA, which provided for the sale of up to $20 million of Advance Shares. As of June 30, 2025, of the Commitment Amount, the Company has sold 925,159 Ordinary Shares. The Advance Shares to be purchased or purchased by YA pursuant to the SEPA are for a share price of 97% of the market price, which is defined as the lowest daily volume weighted average price of the Ordinary Shares during the three consecutive trading days commencing on the trading day immediately following the delivery of an advance notice to YA.

Bridge Loan Agreement

On January 14, 2024, SciSparc entered, as lender, into a bridge loan agreement with AutoMax (the “Bridge Loan Agreement”), pursuant to which AutoMax received a Bridge Loan in the amount of $140 thousand. On June 9, 2024, SciSparc entered, as lender, into an amendment to the Bridge Loan Agreement, pursuant to which AutoMax received an additional loan in the amount of $100 thousand, for an aggregate amount of $240 thousand. On September 5, 2024, SciSparc entered into a second amendment to the Bridge Loan Agreement (the “Second Amendment”), pursuant to which SciSparc extended an additional loan in the amount of $185 thousand bringing the total loan amount to $425 thousand (the “Bridge Loan”). During the month of September 2024, SciSparc provided AutoMax with the loan amounts due under the Second Amendment to the Bridge Loan, and offset any interest due until November 30, 2024 from the principal amount, such as that on the closing date of the Merger, SciSparc was entitled to be paid the due interest at a rate of 7% per annum (or 9% per annum if the Merger is not consummated), of the Bridge Loan, accruing from the period beginning December 1, 2024 and ending on the effective date of the Merger. In consideration for the Bridge Loan, AutoMax established a first ranking fixed charge security interest on AutoMax’s shares of its wholly-owned subsidiary AutoMax Direct Import in favor of SciSparc.

During September 2025 and following an investigation by the Israeli Securities Authority and Israeli Police, three senior officials of AutoMax were arrested. Following these events, on October 6, 2025, the Company announced that it had entered into a framework agreement with AutoMax to: (i) mutually terminate the Merger Agreement; (ii) amend the terms of repayment of the Bridge Loan to be repaid in a one lump-sum payment on January 1, 2028; and (iii) amend the terms of repayment of the Additional Loan (as defined below) to be repaid in monthly installments starting on November 20, 2025, of $60,000 each and the interest of 8% per annum, compounded annually up to each actual payment date, in addition to the payment of all interest accrued on such loan from its effective date until November 20, 2025, in the sum of $114,523.

On October 24, 2025, AutoMax announced that an Israeli court decision, made on October 21, 2025, froze proceedings against AutoMax and appointed a trustee according to an application from local Israeli banks. According to the application, the total debt owed to the banks amount to over $50,000 thousand (NIS 169 million). Following these events, the Bridge Loan became due immediately.

The Company has evaluated the probabilities of recuperating the funds extended to AutoMax in respect of the Bridge Loan and has determined that there is a 90% probability that the Bridge Loan will not be returned to the Company. Accordingly, the Company recognized a financial expense in the amount of $4,123 thousand. As of June 30, 2025, the loan amount and accrued interest stood at $440 thousand.

Additional Loan Agreement

On February 27, 2025, the Company entered into a loan agreement with AutoMax where a $2,000 thousand loan was provided (the “Additional Loan Agreement” and the “Additional Loan”). The Additional Loan bore an 8% annual interest rate and was to be repaid in equal monthly installments of $50 thousand and interest, with AutoMax retaining the option to make early repayment without penalties. The interest on the loan would have been cancelled as of the consummation of the Merger Agreement and AutoMax would have continued to make monthly payments towards the principal amount of the loan. As collateral, AutoMax pledged a first-ranking fixed charge on its subsidiary’s shares, in accordance with a fixed charge debenture.

As noted above, on October 24, 2025, AutoMax announced that an Israeli court decision, made on October 21, 2025, froze proceedings against Automax and appointed a trustee according to an application from local Israeli banks. According to the application, the total debt owed to the banks amount to over $50,000 thousand (NIS 169 million). Following these events, the Additional Loan became due immediately.

The Company has evaluated the probabilities of recuperating the funds extended to AutoMax in respect of the Additional Loan Agreement and has determined that there is a 90% probability that the Additional Loan will not be returned to the Company. Accordingly, the Company recognized a financial expense in the amount of $1,850 thousand. As of June 30, 2025, the loan amount and accrued interest stood at $204 thousand.

Convertible Debenture

On February 25, 2025, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain investors, pursuant to which the Company sold to the investors convertible debentures (the “Debentures”) in the aggregate principal amount of $4,200 thousand (the “Subscription Amount”), which are convertible into the Company’s Ordinary Shares (as converted, the “Conversion Shares”), at a purchase price equal to 95% of the Subscription Amount. The issuance and sale of the Debentures is was subject to certain conditions and limitations.

The Debentures mature on the one-year anniversary of the issuance date of the Debentures. Further, interest accrues on the outstanding principal balance of the Debentures at an annual rate of 8%, which will increase to an annual rate of 18% upon an Event of Default (as defined in the Debentures) for so long as such Event of Default remains uncured. The investors have the right to convert the Debentures into Ordinary Shares at the lower of (i) 110% of volume weighted average price of the Ordinary Shares the trading day immediately preceding the closing or (ii) 95% of the lowest daily volume weighted average price of the Ordinary Shares during the twenty (20) consecutive trading days immediately preceding the conversion date or other date of determination (the “Market Price”); provided that the Market Price may not be lower than the floor price, which will be equal to 20% of the volume weighted average price of the Ordinary Shares on the day prior to the closing.

At the closing of the transaction, the Company issued to the investors 172,174 warrants which are exercisable into a number of Ordinary Shares equal to the Subscription Amount applicable to the investors divided by a price equal to 130% of the volume weighted average price of the Ordinary Shares immediately prior to the closing date, or $11.6172 per warrant. The warrants are exercisable for a term of five years from the issuance date.

In August 2025, certain of the investors submitted to the Company notices of conversion to convert outstanding principal and accrued interest of the Debentures, pursuant to which the Company issued an aggregate of 1,028,598 Ordinary Shares to such investors.

On September 26, 2025, the Company entered into inducement offer letter agreements (the “Inducement Letters”) with holders (the “Holders”) of certain of the Company’s existing warrants to purchase in the aggregate up to 361,548 of the Company’s Ordinary Shares, issued on February 25, 2025, at an exercise price of $11.6172 per Ordinary Share (the “Existing Warrants”). Pursuant to the Inducement Letters, the Holders agreed to exercise for cash all their Existing Warrants at a reduced exercise price of $3.10 per Ordinary Share. The Company received aggregate gross proceeds of approximately $1.12 million from the exercise of the Existing Warrants by the Holders.

Current Outlook

On October 9, 2025, the Company entered into an asset and share purchase agreement with Miza III Ventures Inc. (“Miza”), a public traded company listed on the TSX Venture Exchange, pursuant to which, the Company received a controlling interest in Miza, and transferred to Miza its pharmaceutical portfolio and equity stake of approximately 50.9% in SciSparc Nutraceuticals Inc. (the “Transaction”). At the closing of the Transaction, the Company committed CAD 1 million (approximately US$716 thousand) in capital to Miza pursuant to an unsecured convertible note to be entered into, which shall mature on the two-year anniversary of the date of the issuance thereof and shall bear interest at the simple rate of 7% per annum.

On October 20, 2025, upon the satisfaction of the closing conditions of the SPEA, the transaction contemplated thereunder closed (the “MitoCareX Closing”). At the MitoCareX Closing, each of the Sellers transferred their holdings in MitoCareX to N2OFF, thereby resulting in N2OFF holding 100% of the fully-diluted share capital of MitoCareX, and as consideration to the Company, N2OFF transferred $700 thousand, and issued 490,751 shares of N2OFF Common Stock to the Company, representing 16.75% of N2OFF on a fully-diluted basis.

Following the (i) exercise of the Debentures and accrued interests; (ii) exercise of the warrants in a warrant inducement transaction in the amount of approximately $1.12 million; and (iii) the MitoCareX Closing, we believe that as of June 30, 2025, - on a pro-forma basis – the Company is in compliance with the required Nasdaq minimum shareholders’ equity.

Going Concern

We have financed our operations to date primarily through proceeds from sales of our Ordinary shares and, prior to August 13, 2021, American Depositary Shares, or ADSs, as well as exercises of warrants and options to purchase ordinary shares or ADSs, as the case may be. We have incurred losses and generated negative cash flows from operations since August 2004. Since August 2004, we have not generated any revenue from the sale of our pharmaceutical product candidates and we do not expect to generate revenues from sale of our pharmaceutical product candidates in the next few years.

As of June 30, 2025, our cash, including short-term bank deposits, was $1,566 thousand.

We believe that our existing cash resources will not be sufficient to finance our operating activities in the foreseeable future, and we expect that we will require substantial additional capital to complete the development of, and to commercialize, our product candidates. If we do seek to raise additional capital, there can be no guarantee or assurance that we will be successful in raising such additional capital or that the term of such capital raise will be on terms favorable to us.

Research and development, patents and licenses, etc.

A comprehensive discussion of our research and development, patents and licenses, etc., is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects - Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report.